

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 30, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Danaher Corporation, under the Exchange Act of 1934:

- 1.700% Senior Notes due 2024

- 2.100% Senior Notes due 2026

- 2.500% Senior Notes due 2030

Sincerely,